                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*

                               Delta Computec Inc.
                       ----------------------------------
                                (Name of Issuer)

                     Common Shares; May 1995 Option Agreement;
                          October 1992 Option Agreement
                       ----------------------------------
                         (Title of Class of Securities)

                                   247509 10 2
                       ----------------------------------
                                 (CUSIP Number)

                               Edwin M. Larkin
                      Jaeckle Fleischmann & Mugel, LLP
            Suite 460 39 State Street, Rochester, New York 14614
                               (716) 262-3640
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               February 19, 1997
                       ----------------------------------
                    (Date of Event which Requires Filing of
                                this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities,

and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                   (Continued on following page(s))
                          Page 1 of 13 Pages

                                  SCHEDULE 13D

CUSIP No.     247509 10 2                             Page   2   of  13   Pages

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
      Joseph M. Lobozzo II

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                        (b) [ ]

3     SEC USE ONLY


4     SOURCE OF FUNDS*
      PF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      United States

    NUMBER OF      7      SOLE VOTING POWER
     SHARES                   6295113
  BENEFICIALLY
    OWNED BY       8      SHARED VOTING POWER
      EACH                    435,000
    REPORTING
     PERSON        9      SOLE DISPOSITIVE POWER
      WITH                    6295113

                   10     SHARED DISPOSITIVE POWER
                              435,000

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          6730113

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                       [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          36.87%

14    TYPE OF REPORTING PERSON*
          IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13D

CUSIP No.     247509 10 2                             Page   3   of   13   Pages

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Joanne M. Lobozzo

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                        (b) [x]
3     SEC USE ONLY

4     SOURCE OF FUNDS*
      PF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      United States

    NUMBER OF      7      SOLE VOTING POWER
     SHARES                   5,815,112
  BENEFICIALLY
    OWNED BY       8      SHARED VOTING POWER
      EACH                    0
    REPORTING
     PERSON        9      SOLE DISPOSITIVE POWER
      WITH                    5,815,112

                   10     SHARED DISPOSITIVE POWER
                              0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          5,815,112

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                       [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          31.86%

14    TYPE OF REPORTING PERSON*
          IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                           Schedule 13D

Item 1.  Security and Issuer

Classes of Equity Securities to which this Statement relates.

      a.  Common Shares, $.01 par value ("Common Shares").

      b. May 1995 Stock Option Agreement (as amended and restated, the "May 1995 Option Agreement"), copies of which are incorporated by reference from a Form 8-K Current Report of the Issuer dated February 20, 1997, as Exhibit A (Joseph Lobozzo), and Exhibit B (Joanne Lobozzo), hereto.

      c. October 1992 Stock Option Agreement (as amended and restated, the "October 1992 Option Agreement"), copies of which are incorporated by reference from a Form 8-K Current Report of the Issuer dated February 20, 1997, as Exhibit C (Joseph Lobozzo) and Exhibit D (Joanne Lobozzo), hereto.

Principal Executive Offices of the Issuer.

     The principal executive office of the Issuer is located at: 366 White Spruce Boulevard, Rochester, New York 14623. The Issuer also maintains an office for the conduct of business at 900 Huyler Street, Teterboro, New Jersey 07608.


Item 2.  Identity and Background.

    Reporting Person No. 1

     (a)  Joseph M. Lobozzo II

     (b)  c/o JML Optical Industries, Inc.
          690 Portland Avenue
          Rochester, NY  14621

     (c) President, director and principal shareholder of JML Optical Industries, Inc.

     (d)  No Convictions

     (e)  No Violations

     (f)  U.S. Citizenship


                                                      Page  4  of  13  Pages

    Reporting Person No. 2

     (a)  Joanne M. Lobozzo

     (b)  756 Rock Beach Road

          Rochester, NY  14617

     (c)  Housewife

     (d)  No Convictions

     (e)  No Violations

     (f)  U.S. Citizenship


JML Optical Industries, Inc.

Name:                JML Optical Industries, Inc.
                     690 Portland Avenue
                     Rochester, New York 14620

State of
Organization:        New York

Principal Business:  Lens Coating and sale of other optical products and related items.

Address of its       690 Portland Avenue
principal office:    Rochester, NY  14621

     (d)  No Convictions

     (e)  No Violations


Item 3.  Source and Amount of Funds or Other Consideration.


     Personal funds were used to acquire all securities of Issuer currently held by Reporting Person, Joseph M. Lobozzo II ("Joseph Lobozzo"), by Reporting Person, Joanne M. Lobozzo ("Joanne Lobozzo" and the Spouse of Joseph Lobozzo), and by JML Optical Industries, Inc. ("JML", with which Joseph Lobozzo is affiliated).


Item 4.  Purpose of Transaction.

      (a) On December 30, 1996, Joseph Lobozzo gave the following Common Shares to family members: 74,875 Common Shares to Joanne Lobozzo; 200,000 Common Shares to Jeanna M. Leggiadro (daughter of Joseph Lobozzo and Joanne Lobozzo); 200,000 Common Shares to Jodi M. Lobozzo (daughter of Joseph Lobozzo and Joanne Lobozzo); and 200,000 Common Shares to Joseph M. Lobozzo III
(son of Joseph
                                                      Page  5  of  13  Pages

Lobozzo and Joanne Lobozzo). On the same date, Joseph Lobozzo made sales of the following Common Shares: John DiProsa, 635,000 Common Shares; Alfred C. and

Christie Engelfried, 50,000 Common Shares; Michael and Elaine McCusker, 25,000 Common Shares; Michael and Mary Elizabeth Julian, 25,000 Common Shares and Edwin
M. Larkin, 15,000 Common Shares. All transactions were at a value of $.04 per share.

      (b) In May, 1995, as part of a letter agreement (the "May 1995 Letter Agreement"), among Joseph Lobozzo, the Issuer and National Canada Finance Corp. ("NCFC"), the Issuer's then commercial lender, Joseph Lobozzo agreed to provide the Issuer with $400,000 of additional financing as part of an Overadvance Facility provided to the Issuer by Joseph Lobozzo and NCFC (the "Lobozzo Commitment"). The May 1995 Letter Agreement and additional documents are annexed to the Issuer's Form 8-K Current Report dated May 4, 1995, and are incorporated herein by reference as Exhibit M. At the same time that the May 1995 Letter Agreement was entered into, the Issuer granted to Joseph Lobozzo the May 1995 Option Agreement (included as a part of the May 1995 letter agreement and annexed to the May 4, 1995 Form 8-K Current Report) which entitled Joseph Lobozzo to acquire up to 11,440,475 Common Shares of the Issuer upon payment of an aggregate of $10.00. Joseph Lobozzo, Joanne Lobozzo and the Issuer subsequently executed an Option Transfer Document dated February 19, 1997, a copy of which is incorporated by reference from a Form 8-K Current Report of the Issuer dated February 20, 1997, as Exhibit E hereto, pursuant to which Joseph Lobozzo transferred to Joanne Lobozzo approximately half of Joseph Lobozzo's option to purchase up to 11,440,475 Common Shares pursuant to the May 1995 Option Agreement, which transfer consisted of a transfer to Joanne Lobozzo of an option to purchase 5,720,237 Common Shares, while retaining for Joseph Lobozzo an option to purchase 5,720,238 Common Shares. The 5,720,238 and 5,720,237 Common Shares were issued on February 21, 1997, pursuant to an Option Exercise Document, a copy of which is incorporated by reference from a Form 8-K Current Report of the Issuer dated February 20, 1997, as Exhibit F hereto, upon payment of an aggregate of $10.00. As a result of the exercise of the May 1995 Option Agreement, the Issuer considered, in view of the other holding of securities of the Issuer as set forth herein, that Joanne Lobozzo became a control person of the Issuer. The issuance of the 11,440,475 Common Shares, and the change of control of the Issuer, were disclosed in a Form 8-K Current Report of the Issuer dated February 20, 1997. As a result of the exercise of the May 1995 Option Agreement, the number of issued and outstanding Common Shares of the Issuer increased from 6,811,575 Common Shares to 18,252,050 Common Shares. The May 1995 Option Agreement ceased to exist as an equity security of the Issuer following its exercise and cancellation, and the issuance of the aggregate of 11,440,475 Common Shares to Joseph Lobozzo and Joanne Lobozzo.

      (c) Joseph Lobozzo, Joanne Lobozzo and the Issuer executed a Securities Transfer Document dated January 13, 1997, a copy of

                                                      Page  6  of  13  Pages
which is incorporated by reference from a Form 8-K Current Report of the Issuer dated February 20, 1997, as Exhibit G hereto, whereby Joseph Lobozzo transferred to Joanne Lobozzo half of Joseph Lobozzo's October 1992 Option Agreement to purchase up to 1,304,350 Common Shares, which transfer consisted of a transfer to Joanne Lobozzo of an option to purchase 652,175 Common Shares, while retaining for Joseph Lobozzo an option to purchase an additional 652,175 Common Shares.


      (d) By a document entitled Amendment No. 3 dated February 19, 1997 ("Amendment No. 3"), to an Amended and Restated Credit Agreement and Other Agreements (the "October 1996 Credit Agreement", which constituted one of the documents whereby the Issuer restructured its lending relationship with NCFC [the "NCFC Restructuring"] as described in a Form 8-K Current Report of the Issuer dated October 24, 1996), the Issuer and Joseph Lobozzo agreed to amend certain loan documents between the Issuer and Lobozzo. A copy of Amendment No. 3 is incorporated by reference from a Form 8-K Current Report of the Issuer dated February 20, 1997, as Exhibit H hereto. Amendment No. 3 provides that half of the following debt obligations of the Issuer (and certain subsidiaries of the Issuer) to Joseph Lobozzo, were transferred by Joseph Lobozzo to Joanne Lobozzo, such that, following the transfer, Joanne Lobozzo held the following amounts of each debt security: (a) the 8% Subordinated Debenture issued October 28, 1992, as amended ("Lobozzo Subordinated Debenture"), in the original face amount of $600,001, of which Joanne Lobozzo now owns $300,000.50; (b) the Lobozzo Commitment, whereby, pursuant to the May 1995 Letter Agreement Joseph Lobozzo agreed to provide up to $400,000 of an Overadvance Facility, of which Joanne Lobozzo now owns $200,000; (c) the additional advances made by Joseph Lobozzo to the Issuer between July 25, 1996, and October 9, 1996 ("1996 Additional Lobozzo Advances"), in the aggregate amount of $633,600, of which Joanne Lobozzo now owns $316,800; (d) the October 1996 Credit Agreement, whereby Joseph Lobozzo agreed to provide the Issuer with up to $2,550,000 of loans, of which Joanne Lobozzo now owns up to $1,275,000; and (e) the Overbase Loans ("Overbase Loans"), defined as follows: the amount of Loans permitted under the October 1996 Credit Agreement, as outstanding from time to time, which may ever exceed the amount of Loans which would otherwise be permitted by the Borrowing Base (as capitalized terms are defined in the October 1996 Credit Agreement). Copies of the Second Amended and Restated 8% Subordinated Debenture due January 31, 1998 are incorporated by reference from a Form 8-K Current Report of the Issuer dated February 20, 1997, as Exhibits I (Joseph Lobozzo) and J (Joanne Lobozzo) hereto. A copy of the First Amended and Restated Promissory Note issued by the Issuer to Joseph Lobozzo and Joanne Lobozzo as Payee is incorporated by reference from a Form 8-K Current Report of the Issuer dated February 20, 1997, as Exhibit K hereto.

                                                      Page  7  of  13  Pages

      (e) By the Securities Transfer Document (Exhibit G), Joseph Lobozzo also agreed to transfer to Joanne Lobozzo half of the October 1992 Option Agreement (See Exhibits C and D), which, as later amended, entitled Joseph Lobozzo to purchase up to 1,304,350 Common Shares of the Issuer through January 31, 1998, at $.46 per share. As a result of the transfer, Joanne Lobozzo now holds an Second Amended and Restated October 1992 Option Agreement which entitles her to purchase up to 652,175 Common Shares while retaining for Joseph Lobozzo the right to purchase 652,175 Common Shares.

      (f) By the Securities Transfer Document (Exhibit G), Joanne Lobozzo agreed with Joseph Lobozzo to fulfill half of Joseph Lobozzo's pledge obligations pursuant to a Pledge Security Agreement between Lobozzo and NCFC dated October 10, 1996 (the "Pledge Security Agreement"), issued as part of the NCFC Restructuring. The Pledge Security Agreement is incorporated by reference from the Issuer's Form 8-K Current Report dated October 24, 1996, as Exhibit L hereto. Pursuant to the Pledge Security Agreement, Joseph Lobozzo pledged to NCFC 480,000 Common Shares of the Issuer registered in Joseph Lobozzo's name (the "Pledged Shares"), and, under certain circumstances if there is a default under the $750,000 Amended and Restated Term Promissory Note from the Issuer to NCFC dated October 10, 1996 (also part of the NCFC Restructuring), Joseph Lobozzo agreed to assign to NCFC a portion of the Second Amended and Restated May 1995 Option Agreement for the number of Common Shares of the Issuer which, when added to the Pledged Shares, would give NCFC the right to 17 1/2% of the issued and outstanding Common Shares of the Issuer. Pursuant to the Securities Transfer Document, Joanne Lobozzo agreed to fulfill half of Joseph Lobozzo's obligations to NCFC pursuant to the Pledge Security Agreement (whether or not Joanne Lobozzo had exercised her portion of the Second Restated and Amended May 1995 Option Agreement), and Joseph Lobozzo agree to transfer to Joanne Lobozzo half of the Pledged Shares which Joseph Lobozzo ever receives back from NCFC.

     All of the securities of the Issuer to which reference is made in paragraphs (a) through (f) above, held by each Reporting Person, are held for investment purposes.

     Reporting Persons Joseph Lobozzo and Joanne Lobozzo are currently the principal lender to the Issuer pursuant to the October 1996 Credit Agreement, as amended and restated.

     Reporting Persons Joseph Lobozzo and Joanne Lobozzo are each deemed to be control persons of the Issuer. Neither Joseph Lobozzo nor Joanne Lobozzo have any plans or proposals at this time to: (i) acquire additional securities of the Issuer (subject to their right to exercise the October 1992 Stock Option); (ii) cause an extraordinary corporate transaction; (iii) sell or transfer a material amount of the assets of the Issuer or any of its subsidiaries; (iv) change the present board of directors or

                                                      Page  8  of  13  Pages
management of the Issuer; (v) change the capitalization (except as set forth in subparagraph (vii), below, and except to the extent of the exercise of the October 1992 Stock Option) or dividend policy of the Issuer; (vi) make a material change in the Issuer's business or corporate structure; (vii) change the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, except to propose an increase of the capitalization of the Issuer at the next shareholder meeting of the Issuer to enable the Issuer to comply with its obligations, under certain circumstances, to issue additional equity securities to NCFC pursuant to the October 1996 NCFC Restructuring; (viii) cause any delisting or ceasing the authority to quote the Issuer's securities (except to note that in 1995, the Issuer's Common Shares were delisted from trading by the
NASD); (ix) terminate a registration pursuant to Section 12(g)(4) of the Act; or
(x) take any action similar to those enumerated above.


 Item 5.  Interest in Securities of Issuer

     (a)  The aggregate number of and percentage of the classes of securities identified pursuant to Item 1 which are beneficially owned by each person named in Item 2 are as follows:

     Joseph M. Lobozzo holds: (i) 6,730,113 Common Shares of the Issuer, of which 480,000 Common Shares, the Pledged Shares, are pledged to NCFC, and 435,000 Common Shares are owned by JML. The 6,730,113 Common Shares constitute 36.87% of the currently issued and outstanding 18,252,050 Common Shares of the Issuer; and (ii) a Second Amended and Restated October 1992 Option Agreement to purchase 652,175 Common Shares (Exhibit C), constituting 50% of the existing Second Amended and Restated October 1992 Option Agreements. Since the exercise of the May 1995 Option Agreements (Exhibits A and B), those agreements have been cancelled and are no longer outstanding. Joseph Lobozzo has sole voting and investment power with respect to the securities held in his name. Upon any exercise of all existing October 1992 Option Agreements (Exhibits C and D) by Joseph Lobozzo and Joanne Lobozzo, an additional, 1,304,350 Common Shares would be issued and outstanding (making an aggregate of 19,556,400 Common Shares outstanding) of which Joseph Lobozzo would own 7,382,288 Common Shares, or 37.75%.

     Joanne M. Lobozzo holds: (i) 5,815,112 Common Shares of the Issuer. The 5,815,112 Common Shares constitute 31.86% of the currently issued and outstanding 18,252,050 Common Shares of the Issuer; and (ii) a Second Amended and Restated October 1992 Option Agreement to purchase 652,175 Common Shares (Exhibit D), constituting 50% of the existing Second Amended and Restated
October 1992 Option Agreements.   Since the exercise of the May 1995 Option
Agreements, those agreements have been cancelled and are no longer outstanding. Joanne Lobozzo has sole voting and investment power with respect to the securities held in her name.

                                                      Page  9  of  13  Pages

Upon any exercise of all existing October 1992 Option Agreements (Exhibits C and D) by Joseph Lobozzo and Joanne Lobozzo, an additional, 1,304,350 Common Shares would be issued and outstanding (making an aggregate of 19,556,400 Common Shares outstanding) of which Joanne Lobozzo would own 6,467,287 Common Shares, or 33.07%.

     JML holds 435,000 Common Shares of the Issuer. The 435,000 Common Shares constitute 2.4% of the issued and outstanding 18,252,050 Common Shares of the Issuer. Joseph Lobozzo can be considered to have voting and investment power with regard to these securities owned by JML.

     Jeanna M. Leggiadro (daughter of Joseph Lobozzo and Joanne Lobozzo),
Jodi M. Lobozzo (daughter of Joseph Lobozzo and Joanne Lobozzo), and Joseph M. Lobozzo III (son of Joseph Lobozzo and Joanne Lobozzo) each own 300,000 Common Shares of the Issuer (an aggregate of 900,000 Common Shares), constituting, in the aggregate 4.93% of the issued and outstanding 18,252,050 Common Shares of the Issuer. Joseph Lobozzo and Joanne Lobozzo disclaim beneficial ownership with respect to any of the securities of the Issuer held by their children.

     (c) Transactions within the last 60 days and since the filing of the most recent Schedule 13D have been described above.


     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities to which reference is made in this Schedule 13D, except: (i) for the possible right, as described herein and in the Pledge Security Agreement, of NCFC under certain circumstances to which reference is made in the Pledge Security Agreement to require Joseph Lobozzo to provide NCFC with securities which, when added to the 480,000 Pledged Shares, would entitle NCFC to hold 17 1/2% of the then issued and outstanding Common Shares of the Issuer, and except for the obligations, as described in the Securities Transfer Document; (ii) for Joseph Lobozzo to transfer certain of the Pledged Shares to Joanne Lobozzo under certain circumstances; and (iii) for Joanne Lobozzo to fulfill half of Joseph Lobozzo's pledge obligations to NCFC pursuant to the Pledge Security Agreement.

     (e)  Not applicable.


Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of Issuer.

     See the information provided, above, and the documents annexed hereto, or incorporated herein by reference, including the Pledge Security Agreement.

                                                     Page  10  of  13  Pages

 Item 7.  Material to be Filed as Exhibits.

     Exhibit A - Second Amended and Restated May 1995 Option
     Agreement (Joseph Lobozzo). (1)

     Exhibit B - Second Amended and Restated May 1995 Option
     Agreement (Joanne Lobozzo). (1)

     Exhibit C - Second Amended and Restated October 1992
     Option Agreement (Joseph Lobozzo). (1)

     Exhibit D - Second Amended and Restated October 1992
     Option Agreement (Joanne Lobozzo). (1)

     Exhibit E - Option Transfer Document. (1)

     Exhibit F - Option Exercise Document. (1)

     Exhibit G - Securities Transfer Document. (1)

     Exhibit H - Amendment No. 3 to Amended and Restated
     Credit Agreement and Other Agreements. (1)

     Exhibit I - Second Amended and Restated 8% Subordinated
     Debenture due January 31, 1998 (Joseph Lobozzo). (1)

     Exhibit J - Second Amended and Restated 8% Subordinated
     Debenture due January 31, 1998 (Joanne Lobozzo). (1)


     Exhibit K - First Amended and Restated Promissory Note. (1)

     Exhibit L - Pledge Security Agreement. (2)

     Exhibit M - May 1995 Letter Agreement. (3)

(1) Incorporated by Reference from Form 8-K Current Report of the Issuer dated February 20, 1997.

(2) Incorporated by reference from Form 8-K Current Report of the Issuer dated October 24, 1996.

(3) Incorporated by reference from Form 8-K Current Report of the Issuer dated May 4, 1995.

                                                     Page  11  of  13  Pages

                            Signature

     This Statement is filed by Joseph M. Lobozzo II individually and on behalf of Joanne M. Lobozzo, his wife (pursuant to a power of attorney already on file with the Commission), and by JML Optical Industries, Inc.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 14, 1997                          /s/ Joseph M. Lobozzo II
--------------                          ---------------------------------------
Date                                    Joseph M. Lobozzo II, individually
                                        and on behalf of Joanne M. Lobozzo
                                        Name/Title

                                        JML OPTICAL INDUSTRIES, INC.

                                        By: /s/ Joseph M. Lobozzo
                                            -----------------------------------
                                        Name:   Joseph M. Lobozzo
                                        Title:  President


     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


                                                     Page  12  of  13  Pages

                               POWER OF ATTORNEY

     KNOW ALL BY THESE PRESENTS, that the undersigned hereby constitutes and appoints MICHAEL JULIAN and JOSEPH M. LOBOZZO II, individually or collectively, her true and lawful attorney-in-fact to:

     1. execute for and on behalf of the undersigned Forms 3, 4 or 5 (including any amendments thereto) in accordance with Section 16(a) and Schedule 13D (including any amendments thereto) in accordance with Section 13 of the Securities Exchange Act of 1934 and the rules thereunder;

     2. do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete the execution of any such Form 3, 4 or 5 (including any amendments thereto) and/or Schedule 13D (including any amendments thereto) and the timely filing of such form with the United States Securities and Exchange Commission and any other authority; and

     3. take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his/her discretion.

     The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as such attorney-in-fact might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or his/her substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Section 13 or Section 16 of the Securities Exchange Act of 1934.

     The authority of said attorneys-in-fact shall continue until the undersigned is no longer required to file Forms 3, 4 or 5 and/or Schedule 13D with regard to the undersigned's ownership of or transactions in securities of Delta Computec, Inc., unless earlier revoked in writing.

     IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this __ day of December, 1992.

                                                 /s/ Joanne M. Lobozzo
                                                 ----------------------------
                                                 Joanne M. Lobozzo

                                                     Page  13  of  13  Pages